SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549
                               ____________________

                                Amendment No. 1 to
                                  SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                           PURSUANT TO SECTION 14(d)(4)
                      OF THE SECURITIES EXCHANGE ACT OF 1934

                     National Convenience Stores Incorporated
                            (Name of Subject Company)

                     National Convenience Stores Incorporated
                       (Name of Person(s) Filing Statement)

                     Common Stock, par value $.01 per share
          (including the associated Rights to Purchase Preferred Stock)
                        Warrants to Purchase Common Stock
                        (Titles of Classes of Securities)

                                    635570500
                                    635570112
                     (CUSIP Numbers of Classes of Securities)

                               ____________________

                                 A. J. Gallerano
               Senior Vice President, General Counsel and Secretary
                     National Convenience Stores Incorporated
                                 100 Waugh Drive
                               Houston, Texas 77007
                                  (713) 863-2200
                  (Name, address and telephone number of person
                authorized to receive notices and communications
                   on behalf of the person(s) filing statement)

                                 With a copy to:

                               Edgar J. Marston III
                          Bracewell & Patterson, L.L.P.
                         711 Louisiana Street, Suite 2900
                            Houston, Texas 77002-2781
                                 (713) 223-2900

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on September 19, 1995 (the "Schedule 14D-9"), and relates to the tender offer made by Circle K Acquisition, Inc., a Delaware corporation (the "Offeror"), a wholly-owned indirect subsidiary of The Circle K Corporation, a Delaware corporation ("Circle K"), disclosed in a Tender Offer Statement on Schedule 14D-1 dated September 7, 1995, as amended, to purchase the following securities of National Convenience Stores Incorporated (the "Company"): (i) all outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), including the associated Rights to Purchase Preferred Stock (the "Rights") issued pursuant to the Rights Agreement dated as of August 31, 1995 (the "Rights Agreement"), between the Company and Boatmen's Trust Company, as Rights Agent, at the purchase price of $20.00 per share of Common Stock (and associated Right), net to the tendering holder in cash and (ii) all outstanding Warrants to Purchase Common Stock (the "Warrants") issued pursuant to the Warrant Agreement dated as of March 9, 1993, between the Company and Boatmen's Trust Company, as Warrant Agent, at the purchase price of $2.25 per Warrant, net to the tendering holder in cash, all upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 7, 1995 (the "Offer to Purchase"), and the related Letters of Transmittal (which together constitute the "Circle K Offer"). The Common Stock, the Warrants and the Rights together are referred to herein as the "Securities." The purpose of this Amendment No. 1 is to amend Items 3, 4, 7, 8 and 9 of the Schedule 14D-9, as set forth below. All capitalized terms not defined herein are used as defined in the Schedule 14D-9.

ITEM 3.   IDENTITY AND BACKGROUND.

     Item 3(b) is hereby amended to add the information with respect to the Merger Agreement (as defined below) set forth in Item 4(b) hereof, which is hereby incorporated by reference.

ITEM 4.   THE SOLICITATION OR RECOMMENDATION.

     Item 4(b) is hereby amended to add the following:

     At a special meeting held on November 7, 1995, the Board of Directors of the Company approved a definitive Agreement and Plan of Merger (the "Merger Agreement") for the acquisition of the Company by Diamond Shamrock, Inc. ("Diamond Shamrock") for $27.00 cash per share of Common Stock. The Merger Agreement has also been approved by the Board of Directors of Diamond Shamrock and is dated as of November 8, 1995. Pursuant to the Merger Agreement, Diamond Shamrock will make a cash tender offer for (i) all outstanding shares of Common Stock, including the associated Rights, at $27.00 per share net to the seller (pre-tax) in cash and (ii) all outstanding Warrants at $9.25 per Warrant, net to the seller (pre-tax) in cash. The tender offer is to be commenced as promptly as practicable, and, in any event, by November 14, 1995, and will be conditioned on, among other things, the valid tender of at least two-thirds of the shares of Common Stock on a fully diluted basis (after giving effect to the exercise of all Warrants tendered in the tender offer), expiration of the Hart-Scott-Rodino Act waiting period, and other customary conditions. The Merger Agreement also includes customary representations, warranties and covenants (including covenants relating to the treatment of outstanding stock options in connection with the acquisition and the indemnification of officers and directors of the Company), and provisions relating to conditions to closing, termination (including in certain customary circumstances the payment of a break-up fee of $7 million plus the documented expenses of Diamond Shamrock) and other matters.

     The Merger Agreement provides that following the completion of the tender offer, a newly formed subsidiary of Diamond Shamrock will be merged into the Company, with the Company continuing as a wholly-owned subsidiary of Diamond Shamrock. In the merger, all remaining shares of Common Stock not tendered in the tender offer will be converted into the right to receive $27.00 in cash. Warrants not tendered in the tender offer and not exercised prior to the completion of the merger will remain outstanding after the merger, but upon exercise will represent only the right to obtain $27.00 in cash rather than one share of Common Stock.

     A copy of the press release announcing the Merger Agreement is attached hereto as Exhibit 29 and is incorporated herein by reference.

     In view of the Merger Agreement and the transactions contemplated thereby, at the November 7, 1995 meeting the Board of Directors of the Company confirmed its rejection of the Circle K Offer and also confirmed its recommendation that all holders of Common Stock (and associated Rights) and Warrants reject the Circle K Offer and not tender their Securities into the Circle K Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     Item 7(b) is hereby amended to add the following:

     Except for the Merger Agreement and as described in the Schedule 14D-9, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Circle K Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     Item 8(d) is hereby amended to add the following:

     Pursuant to the Merger Agreement, the Company has agreed to redeem the Rights immediately prior to Diamond Shamrock's acceptance for payment of Common Stock and Warrants pursuant to the tender offer required by the Merger Agreement.

     Item 8(f) is hereby amended to add the following:

     At its meeting on November 7, 1995, the Board of Directors of the Company approved the Merger Agreement and the Diamond Shamrock tender offer and merger for purposes of Section 203 of the Delaware General Corporation Law.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.


Exhibit No.                           Description
___________                           ____________


Exhibit 29                Joint press release issued by Diamond
                          Shamrock, Inc. and National
                          Convenience Stores Incorporated on
                          November 8, 1995

                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                NATIONAL CONVENIENCE STORES
                                 INCORPORATED


                                   /s/ A. J. Gallerano
                              By:______________________________________
                                   A. J. Gallerano
                                   Senior Vice President, General
                                   Counsel and Secretary



Dated:    November 8, 1995

                          EXHIBIT INDEX



EXHIBIT NO.              DESCRIPTION                         PAGE NO.
___________              ___________                         _______

Exhibit 29        Joint press release issued by Diamond
                  Shamrock, Inc. and National Convenience
                  Stores Incorporated on November 8, 1995

                                EXHIBIT 29

                                      FOR MORE INFORMATION CONTACT
                                      DIAMOND SHAMROCK:
                                      Katherine Hughes, Public Relations
                                      210/641-8846
                                      or
                                      Mary Hartman, Investor Relations
                                      210/641-8840


DIAMOND SHAMROCK REACHES AGREEMENT
TO ACQUIRE NATIONAL CONVENIENCE STORES


SAN ANTONIO, TEXAS -- November 8, 1995 -- Diamond Shamrock, Inc. (NYSE:DRM) and National Convenience Stores Incorporated (NYSE:NCS) today jointly announced that they had entered into a definitive merger agreement providing for the acquisition of all shares of NCS' common stock at $27 per share in cash.

Pursuant to the agreement unanimously approved by the Board of Directors of both companies, Diamond Shamrock will commence a tender offer to acquire all outstanding shares of NCS' common stock for $27 per share in cash and all outstanding warrants to purchase NCS common stock for $9.25 per warrant in cash. The tender offer will be commenced as promptly as practicable and, in any event, by Tuesday, November 14.

The tender offer will be conditioned upon Diamond Shamrock acquiring at least two-thirds of NCS' fully diluted common shares, regulatory approvals, and other customary conditions. The merger agreement provides that all remaining NCS common stock will be acquired for the same $27 per share in cash in a merger in which NCS will become a wholly owned subsidiary of Diamond Shamrock. Warrants not tendered in the offer or not exercised prior to the completion of the merger will remain outstanding, but upon exercise will represent only the right to obtain $9.25 in cash rather than one share of common stock.

The total value of the transaction is approximately $260 million, which assumes the cancellation of outstanding stock options for the spread over the exercise prices and includes net debt. Diamond Shamrock has arranged to finance the acquisition with Bank of America.

Diamond Shamrock Chairman, CEO, and President Roger R. Hemminghaus commented, "The acquisition of NCS, with its 661 convenience stores, all of which are in Texas and over 90 percent of which sell gasoline, continues Diamond Shamrock's strategy of retail growth, as well as provides increased demand for our Advanced Formula gasolines. Once the operations are fully integrated, we anticipate that this acquisition will enhance Diamond Shamrock's financial strength by contributing significantly to cash flow and improved earnings per share."

NCS President and CEO V. H. Van Horn commented, "The focus of our management team has been to maximize stockholder value while, to the extent consistent therewith, providing continuing opportunities for our employees, and this agreement with Diamond Shamrock fulfills those objectives. We are very pleased that Diamond Shamrock recognizes the achievements of our employees and company over the past several years."

Hemminghaus said that Diamond Shamrock currently plans to retain most NCS personnel and foresees gaining many dedicated, experienced employees who will become important to Diamond Shamrock's operations. Following the acquisition, Diamond Shamrock will have over 10,000 employees and about 1500 company operated convenience stores, including nearly 1,300 in Texas.

Hemminghaus continued, "Stop N Go operates quality stores with high merchandise sales volumes that complement our stores' growing merchandise sales and strong gasoline sales volumes." He says that Diamond Shamrock plans to brand the NCS gasoline facilities "Diamond Shamrock" and integrate the units into its system while retaining the Stop N Go store identification.

Nearly 600 of the NCS stores sell gasoline. Hemminghaus commented, "We believe that providing quality `Diamond Shamrock' gasoline will increase per store gasoline sales volumes and revenues and offer more convenient locations to Diamond Shamrock customers. We have strong brand acceptance in Texas, loyal customers, and a large credit card base in markets where Stop N Go stores are located."

Diamond Shamrock also has two Texas refineries with a throughput of 210,000 barrels per day, producing over 5 million gallons of gasoline daily. Because many of the stores will be directly supplied with gasoline from these refineries, Hemminghaus expects the company's refining business to benefit significantly from the acquisition.

Diamond Shamrock, Inc., headquartered in San Antonio, is a leading refiner and marketer of petroleum products in the Southwest with a growing mix of related businesses. With annual sales of over $2.6 billion, Diamond Shamrock refines and markets gasoline through over 2,000 Diamond Shamrock branded locations, including 835 company operated Corner Stores that sell a full range of convenience items.

National Convenience Stores Incorporated, headquartered in Houston, is the largest convenience store chain in Texas, operating primarily in the geographic area known as the "Texas Triangle," which encompasses Houston, Dallas/Fort Worth, and San Antonio. The company maintains its leading position through the operation of approximately 660 Stop N Go stores throughout Texas and employs approximately 5,000 people throughout the state. NCS sells gasoline at about 595 of its stores.

                                          * * *